Exhibit 99.1

FOR:	BE SEMICONDUCTOR INDUSTRIES N.V.
Marconilaan 4
5151 DR Drunen
The Netherlands
PRESS RELEASE
BE Semiconductor Industries Reports 2006 Third Quarter Results
Drunen, the Netherlands, October 31, 2006, BE Semiconductor Industries N.V. (“the Company” or “Besi”) (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the third quarter ended September 30, 2006.
Net sales for the third quarter of 2006 were € 47.3 million, representing an increase of 9.7% as compared to net sales of € 43.1 million in the third quarter of 2005 and a decrease of 5.0% as compared to net sales of € 49.8 million in the second quarter of 2006. The year-over-year sales increase was due to a 24.6% increase in sales of assembly equipment for leadframe applications, primarily plating equipment, as well as a 3.9% increase in equipment sales for array connect applications, principally die bonding equipment. The sales level in the third quarter of 2006 versus the second quarter of 2006 was at the low end of the Company’s guidance due primarily to customers delaying delivery of certain orders for packaging equipment which we believe will be delivered in the fourth quarter of 2006.
Besi’s net income for the third quarter of 2006 was € 2.3 million or € 0.07 per basic and diluted share, compared to net income of € 1.3 million, or € 0.04 per basic and diluted share for the same period last year. The year-over-year net income improvement reflects improved industry conditions as well as cost and manufacturing efficiencies realized from Besi’s operational restructuring in 2005. Net income for the second quarter of 2006 was € 4.9 million or € 0.15 and € 0.13 per basic and diluted share, respectively. Net income for the second quarter of 2006 included € 2.6 million (€ 0.08 per basic share and € 0.06 per diluted share) of net gains primarily related to the sale of certain non-core activities and net tax benefits associated with such sale, partially offset by charges arising from a reversal of certain tax assets.
Net bookings for the third quarter of 2006 were € 44.5 million, an increase of 4.2% as compared to € 42.7 million of net bookings for the third quarter of 2005 primarily due to a 28.6% increase in orders for leadframe applications, principally plating equipment. Bookings decreased by € 2.0 million, or 4.3%, in the third quarter of 2006 as compared to the second quarter of 2006 due primarily to an 11.5% decrease in orders for array connect applications, principally packaging and singulation equipment, partially offset by a 13.3% increase in orders for leadframe applications, principally plating equipment. On a customer basis, bookings in the third quarter of 2006 as compared to the second quarter of 2006 reflected a 10.5% increase in orders by subcontractors and a 13.0% decrease in orders by independent device manufacturers.
Backlog at September 30, 2006 was € 65.9 million as compared to € 68.7 million at June 30, 2006, representing a decrease of 4.1%. Approximately 73% and 27% of backlog at September 30, 2006 was represented by array connect and leadframe assembly applications, respectively, approximately equal to the composition of the backlog at June 30, 2006. The book-to-bill ratio was 0.94 in the third quarter of 2006 as compared to 0.99 in the third quarter of 2005 and 0.93 in the second quarter of 2006.
Besi’s gross margin for the third quarter of 2006 was 40.8% as compared to 37.3% for the third quarter of 2005 due primarily to higher gross margins realized for die bonding equipment in array connect applications and plating equipment in leadframe applications. While this represents a decline in comparison to the 42.2% gross margin achieved in the second quarter of 2006, gross margin was at the high end of guidance for the third quarter of 2006, primarily due to better than anticipated margins realized in the sale of die bonding and plating equipment.
Besi’s operating expenses were € 15.0 million, or 31.7% of net sales, in the third quarter of 2006, as compared to € 13.6 million, or 31.6% of net sales in the third quarter of 2005 primarily due to increased warranty and service costs related to new product introductions and higher advisory expenses related to compliance with the regulatory requirements of the Sarbanes-Oxley Act of 2002. Operating expenses declined by € 1.6 million, or 9.6%, in the third quarter of 2006 as compared to the second quarter of 2006 primarily due to lower research and development expenses and foreign currency charges.
At September 30, 2006, cash and cash equivalents increased to € 74.4 million as compared to € 70.5 million at June 30, 2006. Total debt and capital leases at September 30, 2006 was € 85.7 million. Net debt declined by € 2.2 million from June 30, 2006 to September 30, 2006.
Comments
Richard W. Blickman, President and Chief Executive Officer of the Company, commented: “This was another successful quarter for the Company in the profitable development of our assembly equipment operations. Our gross margin and operating expense levels were better than we expected which contributed to our operating income in the third quarter of 2006 being roughly equivalent to that achieved in the second quarter of 2006 despite the reduction in sequential sales. Our operating margins reached 9.0% this quarter as compared to 5.8% in the comparable period of the prior year. We saw particular strength this quarter in our plating operations, including the first order for a RFID flex antenna plating system from a major European manufacturer.”
Outlook
Based on current backlog and anticipated customer shipment schedules, Besi expects that net sales in the fourth quarter of 2006 will be an increase of between 0% and 5% as compared to the third quarter of 2006. Orders for the fourth quarter of 2006 are expected to be flat to down 5% in comparison to the third quarter of 2006 depending primarily on the timing of placement of assembly equipment orders by subcontractors for their first half 2007 equipment needs. The Company continues to believe that sales and order trends reflect a cautious attitude toward new equipment purchases on the part of customers, particularly subcontractors, reflecting their careful monitoring of inventory and capacity levels. Besi anticipates that quarterly sales and order levels will continue to fluctuate based on customer capital spending trends.
Besi expects that its gross margins will range between 39%-41% in the fourth quarter of 2006. In addition, operating expenses for the fourth quarter of 2006 are expected to increase by 5% to 10% as compared to the third quarter of 2006, primarily as a result of increased research and development expenses. Capital expenditures are forecast to be approximately € 1.0 million in the fourth quarter of 2006, roughly equivalent to expenditures in the third quarter of 2006. Capital expenditures are forecast to reach € 3.2 million for the full year 2006 as compared to € 6.4 million in the prior year.
Investor Conference Call / Webcast Details
Besi will host a conference call to discuss the results for the third quarter of 2006 on Tuesday, October 31, 2006 at 4:00 p.m. Continental European Time (3:00 p.m. London Time, 10:00 a.m. New York Time). Interested participants may call (31) 20 531 5856 for the teleconference. A live webcast of the conference call will be available at Besi’s website (www.besi.com). A replay of the call will be available approximately one hour after the end of the call through Tuesday November 7, 2006. To access the replay, please dial (31) 70 315 4300 and use the pass code 125922#.
About BE Semiconductor Industries N.V.
BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for the semiconductor industry’s assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.
Besi reports its financial statements in accordance with United States generally accepted accounting principles, or US GAAP, in accordance with applicable United States regulations. However, European Union regulations require Besi to also report its financial statements in accordance with international financial reporting standards, or IFRS, as adopted and endorsed by the European Union. The Company’s IFRS Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Cash Flow Statements and some additional information regarding the differences between IFRS and US GAAP (including a reconciliation of net income and equity from US GAAP to IFRS) are made available on the Company’s website at www.besi.com.
Caution Concerning Forward Looking Statements
This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, backlog, expenses, timing of purchases of assembly equipment by customers, gross margins, operating results and capital expenditures. The words “anticipate”, “estimate”, “expect”, “can”, “intend”, “believes”, “may”, “plan”, “predict”, “project”, “forecast”, “will”, “would”, and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. The financial guidance set forth under the heading “Outlook” constitutes forward looking statements. While these forward looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in Besi’s Annual Report on Form 20-F for the year ended December 31, 2005, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
Richard W. Blickman	Cor te Hennepe
President & CEO	Director of Finance
Tel. (31) 416 384345	Tel. (31) 416 384345
investor.relations@besi.nl	investor.relations@besi.nl

David Pasquale The Ruth Group
Tel. (1) 646 536-7006
dpasquale@theruthgroup.com
(tables to follow)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)

(Euro in thousands, except share and per share data)	2005	2006	2005	2006

Net sales	43,060	47,324	116,657	141,646
Cost of sales	26,985	28,037	77,893	84,303

Gross profit	16,075	19,287	38,764	57,343

Selling, general and administrative expenses	8,805	10,435	28,251	31,761
Research and development expenses	3,968	3,853	14,134	12,736
Restructuring charges (release)	—	—	1,718	(255)
Amortization of intangible assets	819	751	2,973	2,258

Total operating expenses	13,592	15,039	47,076	46,500

Operating income (loss)	2,483	4,248	(8,312)	10,843

Other income	—	—	—	1,216
Interest expense, net	(776)	(830)	(2,056)	(2,348)

Income (loss) before taxes and minority interest	1,707	3,418	(10,368)	9,711
Income tax expense (benefit)	427	1,093	(2,592)	1,390

Income (loss) before minority interest	1,280	2,325	(7,776)	8,321

Minority interest	(17)	(24)	(26)	(104)

Net income (loss)	1,263	2,301	(7,802)	8,217

Net income (loss) per share — basic	0.04	0.07	(0.24)	0.25
Net income (loss) per share — diluted	0.04	0.07	(0.24)	0.23

Number of shares used in computing per share amounts:
— basic	32,735,002	32,766,704	32,702,334	32,755,873
— diluted	32,768,035	41,857,929 (1)	32,702,334	41,844,876 (1)

(1)	The calculation of the diluted income per share assumes conversion of the Company’s 5.5% outstanding convertible notes due 2012 into 8,975,610 ordinary shares, which would have a dilutive effect.
The financial information has been prepared in accordance with US GAAP.
(tables to follow)

Consolidated Balance Sheets

		September 30, 2006
(Euro in thousands)	December 31, 2005	(unaudited)

ASSETS

Cash and cash equivalents	72,950	74,371
Accounts receivable	31,456	41,667
Inventories	53,779	61,032
Other current assets	12,737	13,164

Total current assets	170,922	190,234

Property, plant and equipment	40,398	37,814
Goodwill	68,864	66,389
Other intangible assets	14,619	12,202
Other non-current assets	6,233	8,770

Total assets	301,036	315,409

LIABILITIES AND SHAREHOLDERS’ EQUITY

Notes payable to banks	5,693	752
Current portion of long-term debt and capital leases	15,457	17,830
Accounts payable	14,916	17,375
Accrued liabilities	17,663	19,813

Total current liabilities	53,729	55,770

Convertible notes	46,000	46,000
Other long-term debt and capital leases	15,636	21,151
Deferred tax liabilities	821	643
Other non-current liabilities	3,261	3,309

Total non-current liabilities	65,718	71,103

Minority interest	178	274

Total shareholders’ equity	181,411	188,262

Total liabilities and shareholders’ equity	301,036	315,409

The financial information has been prepared in accordance with US GAAP.
(tables to follow)

Consolidated Cash Flow Statements

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)

(Euro in thousands)	2005	2006	2005	2006

Cash flows from operating activities:
Net income (loss)	1,263	2,301	(7,802)	8,217

Depreciation and amortization	2,258	1,997	7,253	6,134
Other non-cash items	(230)	723	(2,449)	(1,775)

Changes in working capital	(6,898)	(1,928)	(13,223)	(13,094)

Net cash provided by (used in) operating activities	(3,607)	3,093	(16,221)	(518)

Cash flows from investing activities:
Capital expenditures	(982)	(885)	(5,472)	(2,171)
Acquisition of subsidiaries, net of cash acquired	(81)	—	(61,943)	—
Proceeds from sale of assets and liabilities	—	—	—	1,000
Proceeds from sale of equipment	20	34	660	374

Net cash (used in) investing activities	(1,043)	(851)	(66,755)	(797)

Cash flows from financing activities:
Payment of bank lines of credit	(140)	(2,248)	(12,725)	(4,865)
Proceeds from (payments of) debt and capital leases	(1,151)	3,808	5,059	8,009
Net proceeds from issuance of convertible notes	(31)	—	43,695	—
Proceeds from exercised stock options	23	26	23	26

Net cash provided by (used in) financing activities	(1,299)	1,586	36,052	3,170

Net increase (decrease) in cash and cash equivalents	(5,949)	3,828	(46,924)	1,855
Effect of changes in exchange rates on cash and cash equivalents	(24)	20	622	(434)
Cash and cash equivalents at beginning of the period	66,244	70,523	106,573	72,950

Cash and cash equivalents at end of the period	60,271	74,371	60,271	74,371

The financial information has been prepared in accordance with US GAAP.
(table to follow)

Supplemental Information (unaudited)
(Euro in millions, unless stated otherwise)

FINANCIAL	Q1-2005		Q2-2005		Q3-2005		Q4-2005		Q1-2006		Q2-2006		Q3-2006

Net sales per productline:
Array connect	22,1	60%	26,2	71%	30,9	72%	32,2	68%	29,1	65%	32,1	64%	32,1	68%
Leadframe	14,5	40%	10,8	29%	12,2	28%	15,4	32%	15,4	35%	17,7	36%	15,2	32%

Total	36,6	100%	37,0	100%	43,1	100%	47,6	100%	44,5	100%	49,8	100%	47,3	100%

Net sales per geographical area:
Asia Pacific	19,9	55%	19,7	53%	26,5	62%	24,5	51%	28,5	64%	32,0	64%	26,6	56%
Europe and ROW	12,9	35%	11,3	31%	12,2	28%	15,7	33%	11,4	26%	12,8	26%	14,9	32%
USA	3,8	10%	6,0	16%	4,4	10%	7,4	16%	4,6	10%	5,0	10%	5,8	12%

Total	36,6	100%	37,0	100%	43,1	100%	47,6	100%	44,5	100%	49,8	100%	47,3	100%

Gross margin 1) :
Array connect		35,4%		38,4%		39,3%		41,9%		39,8%		42,9%		41,9%
Leadframe		31,7%		30,2%		34,5%		33,2%		35,5%		40,5%		38,4%

Total		33,9%		36,1%		37,9%		39,1%		38,3%		42,2%		40,8%

Operating income /
as % of net sales	(5,5)	-15,0%	(5,3)	-14,3%	2,5	5,8%	3,1	6,5%	2,2	4,9%	4,4	8,8%	4,2	9,0%

EBITDA /
as % of net sales	(2,8)	-7,7%	(3,0)	-8,1%	4,7	10,9%	5,3	11,1%	4,3	9,7%	6,4	12,9%	6,2	13,1%

ORDERS	Q1-2005		Q2-2005		Q3-2005		Q4-2005		Q1-2006		Q2-2006		Q3-2006

Per productline:
Array connect	27,7	69%	26,7	70%	30,8	72%	37,9	77%	36,0	60%	33,0	71%	29,2	66%
Leadframe	12,6	31%	11,4	30%	11,9	28%	11,1	23%	23,7	40%	13,5	29%	15,3	34%

Total	40,3	100%	38,1	100%	42,7	100%	49,0	100%	59,7	100%	46,5	100%	44,5	100%

Per geographical
Asia Pacific	22,8	57%	24,5	64%	26,7	63%	28,7	59%	38,7	65%	26,0	56%	25,6	58%
Europe and ROW	14,7	36%	9,0	24%	10,0	23%	14,2	29%	13,6	23%	13,4	29%	16,6	37%
USA	2,8	7%	4,6	12%	6,0	14%	6,1	12%	7,4	12%	7,1	15%	2,3	5%

Total	40,3	100%	38,1	100%	42,7	100%	49,0	100%	59,7	100%	46,5	100%	44,5	100%

Per customer type:
IDM	24,2	60%	19,7	52%	27,5	64%	22,7	46%	33,9	57%	29,3	63%	25,5	57%
Subcontractors	16,1	40%	18,4	48%	15,2	36%	26,3	54%	25,8	43%	17,2	37%	19,0	43%

Total	40,3	100%	38,1	100%	42,7	100%	49,0	100%	59,7	100%	46,5	100%	44,5	100%

	Mar 31, 2005		June 30, 2005		Sept 30, 2005		Dec 31, 2005		Mar 31, 2006		June 30, 2006		Sept 30, 2006

Backlog:
Array connect	37,1	68%	37,7	68%	37,7	68%	43,3	76%	50,2	70%	50,8	74%	47,9	73%
Leadframe	17,4	32%	18,0	32%	17,7	32%	13,5	24%	21,8	30%	17,9	26%	18,0	27%

Total	54,5	100%	55,7	100%	55,4	100%	56,8	100%	72,0	100%	68,7	100%	65,9	100%

HEADCOUNT 2)	Mar 31, 2005		June 30, 2005		Sept 30, 2005		Dec 31, 2005		Mar 31, 2006		June 30, 2006		Sept 30, 2006

Europe	869	70%	844	67%	772	65%	743	64%	776	64%	775	62%	773	61%
Asia Pacific	291	23%	320	26%	329	28%	331	29%	349	29%	388	32%	414	32%
USA	88	7%	90	7%	83	7%	82	7%	81	7%	81	7%	82	6%

Total	1.248	100%	1.254	100%	1.184	100%	1.156	100%	1.206	100%	1.244	100%	1.269	100%

1)	Excludes the cost of sales adjustment related to the Datacon Acquisition in all 2005 quarters

2)	Includes temporary personnel